Exhibit (a)(1)(iv)
Offer to Purchase for Cash

by

AGILYSYS, INC.

of

Up to 6,000,000 of its Common Shares

at a Purchase Price Not Greater Than $18.50
nor Less Than $16.25 Per Common Share

THE TENDER OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 19, 2007 UNLESS THE TENDER OFFER IS EXTENDED.

August 21, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is an Offer to Purchase dated August 21, 2007 (the “Offer to Purchase”) relating to an offer by Agilysys, Inc. an Ohio corporation (the “Company”), to purchase for cash up to 6,000,000 of its common shares, without par value (the “Shares”), at a price not greater than $18.50 nor less than $16.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Unless the context requires otherwise, all references to “Shares” shall include all the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank.

On the terms and subject to the conditions of the Tender Offer, the Company will determine a single per Share price, not greater than $18.50 nor less than $16.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for Shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. After the Tender Offer expires, the Company will look at the prices chosen by shareholders for all of the Shares properly tendered. The Company will then select the lowest purchase price (in multiples of $0.25 above $16.25) within the price range specified above that will allow it to purchase 6,000,000 Shares. If fewer than 6,000,000 Shares are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow it to purchase all the Shares that are properly tendered and not properly withdrawn. The Company will purchase all Shares properly tendered before the Expiration Time (as defined in the Offer to Purchase) at or below the purchase price and not properly withdrawn at the purchase price determined in the Tender Offer, net to the seller in cash, less any applicable withholding tax and without interest, on the terms and subject to the conditions of the Tender Offer, including its proration, “odd lot” priority, and conditional tender provisions. All Shares acquired in the Tender Offer will be acquired at the same purchase price. The Company reserves the right, in its sole discretion, to purchase more than 6,000,000 Shares in the Tender Offer, subject to applicable law. The Company may purchase up to an additional 2% of its outstanding Shares in the Tender Offer without having to amend or extend the expiration date. The Company will return Shares tendered at prices greater than the purchase price and Shares not purchased because of proration provisions or conditional tenders to the tendering shareholders at the Company’s expense promptly after the Tender Offer expires. See Sections 1 and 3 of the Offer to Purchase.

If the number of Shares properly tendered at or below the purchase price determined in the Tender Offer and not properly withdrawn prior to the Expiration Time is less than or equal to 6,000,000 Shares, or such greater number of Shares as the Company may elect to accept for payment, the Company will, subject to applicable law and upon the terms and subject to the conditions of the Tender Offer, purchase all Shares so tendered at the purchase price the Company determines.

On the terms and subject to the conditions of the Tender Offer, if more than 6,000,000 Shares (or such greater number of Shares as the Company may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase Shares: first, from all holders who own beneficially or of record, fewer than 100 Shares in the aggregate (an “Odd Lot Holder”) and who properly tender all of their Shares at or below the purchase price selected by the Company and who do not properly withdraw them before the Expiration Time; second, from all other shareholders who properly tender Shares at or below the purchase price selected by the Company and who do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and third, only if necessary to permit the Company to purchase 6,000,000 Shares (or any such greater number of Shares as the Company may elect to accept for payment, subject to applicable law), from holders who have tendered Shares conditionally at or below the purchase price determined in the Tender Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. See Sections 1, 3 and 6 of the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase, dated August 21, 2007;

2. Letter of Transmittal, for your use in accepting the Tender Offer and your clients information to tender Shares, including the Substitute Form W-9;

3. Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Tender Offer in the event you are unable to deliver the Share certificates, together with all other required documents, to National City Bank, (the “Depositary”) and before the Expiration Time (as defined in the Offer to Purchase), or if the procedure for book-entry transfer cannot be completed before the Expiration Time;

4. Letter to Shareholders of Agilysys, dated August 21, 2007 from the Chief Executive Officer of Agilysys;

5. Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the Tender Offer; and

6. Return envelope addressed to the Depositary.

Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of Shares by causing the book-entry transfer facility to transfer those Shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. If the guaranteed delivery option is used to accept the Tender Offer, a Notice of Guaranteed Delivery must be delivered to the Depositary by hand, overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

The Tender Offer is not conditioned on any minimum number of Shares being tendered, however, certain conditions to the Tender Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly.  Please note that the Tender Offer, proration period, and withdrawal rights will expire at 5:00 p.m., Eastern Time, on September 19, 2007, unless the Tender Offer is extended.

Under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Tender Offer or may postpone the acceptance of payment of, or the payment for, Shares tendered or may accept for payment fewer than all of the Shares tendered. In addition, subject to applicable law, the Company has expressly reserved the right, in its sole discretion, to amend the Tender Offer in any respect, including by decreasing or increasing the consideration offered in the Tender Offer or by decreasing or increasing the number of Shares sought in the Tender Offer.

Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Tender Offer or any delay in paying for such Shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers, Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Tender Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Tender Offer materials to your clients. The Company will pay or cause to be paid any Share transfer taxes applicable to its purchase of Shares pursuant to the Tender Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal. Questions may be directed to J.P. Morgan Securities Inc., the Dealer Manager for the Tender Offer, or Georgeson Inc., the Information Agent for the Tender Offer, at their respective addresses and telephone numbers listed on the back cover of the Offer to Purchase.

Neither Agilysys nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering all or any Shares or as to the price at which to tender. Holders of Shares must make their own decision as to whether to tender Shares, and if so, how many Shares to tender and at which prices.

Very truly yours,

Agilysys, Inc.

Enclosures

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Dealer Manager, the Information Agent, the Trustee for any Agilysys employee plan or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Tender Offer other than the enclosed documents and the statements contained therein.

3